Exhibit 21

SUBSIDIARIES

Name of Subsidiary	State of Incorporation
Granite City of Kansas Ltd.	Kansas
Granite City – Wichita, Inc.	Kansas
Granite City – Olathe, Inc.	Kansas
Granite City – West Wichita, Inc.	Kansas

All subsidiaries operate under the name “Granite City Food & Brewery.”